Exhibit 17.1

Mr. Kevin Cappock
Chief Executive Officer
Pinpoint Recovery Solutions Corp.
4300 West Cypress Street, Suite 370
Tampa, FL 33607

            Re:   Resignation

Dear Kevin:

      Please accept my resignation as a director of Pinpoint Recovery Solutions Corp. (the "Company") effective April 23, 2008, as I will not be able to fulfill my duties as a director going forward. I have no disagreement with the policies or management of the Company. Thank you for the opportunity to participate in the first stages of the Company's development.

                                                         Very truly yours,


                                                         /s/ Gordon Sjodin

                                                         Gordon Sjodin